Exhibit 16.2

January 5, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated January 5, 2024, of Pinstripes Holdings, Inc. and are in agreement with the statements contained in the sixth, seventh and eighth paragraphs on page 16 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP